EXHIBIT 5

December 12, 2025

Wong Nga Yin Polin,

Chief Executive Officer

King Resources, Inc.

Unit 1813, 18/F, Fo Tan Industrial Centre

26-28 Au Pui Wan Street

Fo Tan, Hong Kong

Ms. Wong:

With respect to the Registration Statement on Form S-8 (the “Registration Statement”) being filed with the Securities and Exchange Commission by King Resources, Inc., a Delaware corporation (the “Company”), under the Securities Act of 1933, as amended, relating to the registration of eight million (8,000,000) common shares of the Company, $0.0001 par value per share (the “Shares”) to be issued pursuant to the King Resources, Inc. 2026 Equity Incentive Plan (the “Plan”), we advise you as follows:

We are counsel for the Company and have participated in the preparation of the Registration Statement. We have reviewed the Company’s Articles of Incorporation, as amended, the corporate action taken to date in connection with the Registration Statement and the registration of the Shares, and such other documents and authorities as we deem relevant for the purpose of this opinion.

Based upon the foregoing and in reliance thereon, we are of the opinion that when the Shares shall have been issued and paid for in accordance with the provisions of the Plan, those Shares will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Kline Law Group PC

KLINE LAW GROUP PC